Exhibit 10.1

Jones Lang LaSalle Incorporated

GEC 2010-2014 Long-Term Incentive Compensation Program

(Effective as of January 1, 2010)

I.  Objectives

Jones Lang LaSalle Incorporated (the “Company”) has adopted this GEC Long-Term Incentive Compensation Program (the “Plan”) for the five-year period from January 1, 2010 through December 31, 2014 in order to:

(a)	Provide an incentive for certain Company executives and key contributors (the “Participants”) to plan, develop and execute the long-term strategic goals of the Company,
(b)	Align the interests of the Participants with the interests of Company shareholders, including a mechanism for delivering direct equity ownership in the Company to the Participants, and
(c)	Attract and retain executive talent in a highly competitive labor market.

II. General Plan Provisions

Stock Award and Incentive Plan:	This Plan is intended to be a Variable Compensation Plan under the Company’s Stock Award and Incentive Plan, which has been approved by the Company’s shareholders, as it may be amended from time to time (the “SAIP”).

Defined Terms:	Capitalized terms shall have the respective meanings given to them in the Plan. Any term not specifically defined in the Plan will have the meaning given to it in the SAIP.

Eligibility:	Members of the Company’s Global Executive Committee (the “GEC”) and such other executives and key contributors as the Compensation Committee of the Company’s Board of Directors (the “Committee”) may designate from time to time will be eligible to participate in the Plan. No individual will have an automatic right to participate in the Plan.

Selection Procedures:	Prior to March 31 of each year, the Company’s Chief Executive Officer (the “CEO”) will recommend employees to the Committee for participation in the Plan and their respective specific levels of proposed participation. If approved by the Committee, the CEO will confirm participation levels to Participants in writing.

Performance Measurement:	For purposes of the Plan, performance will be based on the following four Performance Measures as of the end of each calendar year (the “Performance Period”):

	1.	Operating Income (“OI”). As reported in the Company’s consolidated financial statements under generally accepted accounting principles as in effect from time to time.

	2.	Operating Income Margin (“Margin”). OI divided by the Company’s total revenue, as reported in the Company’s consolidated financial statements.

	3.	Total Shareholder Return (“TSR”). The Company’s TSR will be calculated in the first quarter of the following year by dividing (A) the sum of (i) the total dividends paid per share to shareholders in the Performance Period plus (ii) the difference between the Final Share Price and the Beginning Share Price, by (B) the Beginning Share Price.

		Beginning Share Price	Average closing price of the Company’s common stock for the final 15 trading days of the prior calendar year and the first 15 trading days of the current Performance Period.

		Final Share Price	Average closing price of the Company’s common stock for the final 15 trading days of the current Performance Period and the first 15 trading days of the following calendar year.

Performance Measurement: (Continued)	4.	Strategic Growth Objectives (“G5”). The Company has established its G5 strategy to define its long term priorities and to accomplish certain profit and growth goals designed to retain its position as the leading real estate services and investment management company. Company-wide and individual objectives designed to accomplish the overall G5 objectives are reviewed and approved by the Committee and memorialized in the minutes of the Committee’s meetings, which are maintained in the Company’s corporate records, and reflected in the Company’s performance management system. Company-wide and individual G5 objectives may include, but are not limited to, market share or market penetration by specific designated services or business lines, business segments and/or specific geographic areas, satisfaction of specified business expansion goals, and other specified management and/or social goals. Each year, based on information and recommendations from the CEO, the Committee determines the extent to which Company-wide and individual objectives have been accomplished, which determination is final.

The calculation of all financial results will conform to the then current Company accounting and financial standards as reflected in its financial statements under generally accepted accounting principles as in effect from time to time.

The Plan seeks to reward all incentive fees, performance fees and equity gains. However, in order to be promote the intent of the Plan, the Committee reserves the right in its discretion to exclude any income or to include any expense items of a nonrecurring, unusual, or non-operating nature (which shall otherwise be excluded). Examples include the consequences of a significant acquisition and certain impairment charges.

For purposes of the Plan, published financial results may be adjusted by the Committee to reflect the results as they would have been without the effect of any significant accounting changes implemented following the adoption of the Plan.

III. Determining Awards Under the Plan

Establish Annual Funding Target and Maximum:	The annual funding target for the Plan will be $5,000,000 (the “GEC LTIP Pool”). The annual funding maximum will be $5,300,000.

Establish the Relative Importance of Performance Measures:

To differentiate performance achieved and the value of awards at the end of each annual Performance Period, each Performance Measure has been assigned a relative importance weighting as shown in Table 1 below (each an “Annual Funding Target”):

Table 1: Relative Importance of Performance Measures

to Annual Funding Target

Relative Importance to Overall Award Value
	G5 Objectives	Operating Income	Operating Income Margin	Total Shareholder Return	Total
	40%	25%	25%	10%	100%
	$2,000,000	$1,250,000	$1,250,000	$500,000	$5,000,000

Establish Performance Sharing Rates to Apply to GEC LTIP Pool:	For purposes of determining the value of an award under the Plan (an “Award”), each Participant will share in a specified percentage of the GEC LTIP Pool as established each year by the Committee and as initially documented in the minutes of its meeting held on May 27, 2010 that are maintained with the corporate records of the Company. The aggregate percentage interests of all Participants shall not exceed 100%.

Percentage Interest Allocation Methodology:

The percentage interest of each Participant will reflect the maximum amount that the Participant may receive from the GEC LTIP Pool following the end of each calendar year.

The percentage allocated to any Participant for a given year may be modified at the beginning of any year, by March 31st of such year, as recommended by the CEO and approved by the Committee.

Upon the recommendation of the CEO and approval by the Committee, other key executives that participate in other Variable Compensation Plans may be allocated a percent interest in the GEC LTIP Pool at the beginning of a year to motivate performance during the period (each an “Annual Participant”).

CEO Sharing Rate and Limit:	Once the initial percentage interest allocations are approved for GEC members and other Annual Participants, the CEO will be assigned a percentage interest by the Committee. The CEO shall receive no more than 35% of the interest in the GEC LTIP.

Application of Unallocated Interests:	If less than 100% of the GEC LTIP Pool has been allocated by March 31st of the year, any unallocated interest that may remain at the end of the year may be used to (i) reward then current employees who were not initially selected as Participants or (ii) to provide a retention incentive to new employees, in either of the foregoing cases upon the recommendation of the CEO and approval by the Committee.

Use of Forfeited Interests:	Forfeited interests that were initially assigned to a Participant at the beginning of a calendar year, may not be reallocated to GEC or other Annual Participants following the Participant’s termination of employment during that calendar year.

Award Determination Procedures:

At the end of each year, the Committee shall review performance achieved on each Performance Measure that was established at the beginning of the Performance Period. A Participant’s award is determined from his/her share of the available GEC LTIP Pool and the percentage of each Performance Measure.

Eighty five percent (85%) of the Annual Funding Target is available for each of the OI or Margin Performance Measures if 85% to 99% of the Performance Goal established for the Performance Measure is achieved.

One hundred percent (100%) of the Annual Funding Target is available for each of the OI, Margin or TSR Performance Measures if 100% to 110% of the Performance Goal established for the Performance Measure is achieved.

One hundred and ten percent (110%) of the Annual Funding Target is available for each of the OI, Margin or TSR Performance Measures if performance achieved is greater than 110% of the Performance Goal established for the Performance Measure.

One hundred percent (100%) of the Annual Funding Target for the G5 Performance Measure is available if overall performance meets or exceeds the pre-determined G5 objectives. Less than 100% of the Annual Funding Target for G5 shall be available for partial accomplishment of the G5 objectives, subject to the Committee’s right to reduce or eliminate such amount in its discretion.

Minimum Performance Requirements:	No awards will be made for performance against OI or Margin if performance is less than 85% of the Performance Goal. No awards will be made for the TSR Performance Measure if performance is less than 100% of the Performance Goal.

Determining the Form of Awards:	GEC LTIP Awards are anticipated to be made in a combination of cash (“Cash Award”) and restricted stock units (“RSU Awards”) for results completed on the four Performance Measures. Cash Awards will be made with respect to performance achieved on the OI and Margin goals. RSU Awards will be made for performance achieved on the G5 and TSR objectives. The Committee reserves the right to make final determination of the portion to be paid as Cash Awards and RSU Awards.

RSU Awards Made at Fair Market Value	The “Award Date” for RSU Awards and Cash Awards will be the date the Committee approves annual incentive bonuses to be paid to GEC members. The closing price of the Company’s common stock on the Award Date will be used to determine the number of restricted stock units that each Participant will receive.

No Interest Paid on Cash Awards	Cash Awards are not credited with interest or any other income during the vesting period. Cash Awards are unsecured liabilities of the Company prior to vesting.

Dividend Equivalents:	The Board of Directors may, in its discretion, grant dividend equivalents to Participants who were granted RSU Awards. Dividend equivalents are the right to receive cash, common stock, or other property equal in value to the amount of dividends paid with respect to the Company’s common stock. RSU Awards do not otherwise have voting rights or a legal right to receive dividends until vested.

IV. Award Terms

Vesting and Vesting Dates:	The vesting date (each a “Vesting Date”) for RSU Awards and for Cash Awards shall be determined as follows:

RSU Awards	Special Vesting Terms for RSU Awards. Subject to special consideration given for different termination events described below, one hundred percent (100%) of any RSU Award made for G5 or TSR performance will vest on the first business day of July following the thirty six (36) month anniversary of the Award Date. For RSU Awards, it is the Company’s intent to settle the vested restricted stock units in shares of Company common stock.

Cash Awards	Special Vesting Terms for Cash Awards. Subject to special consideration given for different termination events described below, one hundred percent (100%) of any Cash Award made for OI and Margin performance will vest on the first business day of July following the thirty six (36) month anniversary of the Award Date.

Sustained Performance Required for Cash Awards

Vesting of any Cash Award is contingent on OI and/or Margin performance for the subsequent year not falling below the goal for which the awards were based. For example, if 2010 OI and Margin were to exceed performance goals such that the total awards made to Participants were $2.5 million, the following scenarios describe how these 2010 awards would vest under different performance results in 2011:

Hypothetical Example 1: Sustained or Improved Performance. If performance in 2011 exceeds the OI and Margin goals set for 2011, the Participants’ $2.5 million Cash Awards received for 2010 performance would continue to vest, since the subsequent year’s performance was maintained above the levels established for 2010. Further, since 2011 OI and Margin goals were exceeded, Participants would receive Cash Awards for OI and Margin performance in 2011. The new 2011 awards would have a 2012 Award Date and be subject to similar sustained performance in 2012 in order for the 2011 Cash Awards to continue to vest.

Hypothetical Example 2: Declining Performance. If performance in 2011 fell below the OI and Margin goals set for 2010, the Participants’ $2.5 million Cash Awards received for 2010 performance would be forfeited, since performance in 2011 declined below the Performance Goals established for 2010. Further, assuming the Performance Goals for 2011 OI and Margin will be greater than 2010 Performance Goals, the Participants would not receive any Cash Awards for 2011 OI and Margin performance.

Hypothetical Example 3: Mixed Performance. If performance in 2011 fell below actual 2010 performance, but above the OI and Margin goals set for 2010 and 2011, the Participants’ $2.5 million Cash Awards received for 2010 performance would continue to vest, since the subsequent year’s performance was maintained above the levels established for 2010. Further, since 2011 OI and Margin goals were exceeded, Participants would receive Cash Awards for OI and Margin performance in 2011. The new 2011 awards would have a 2012 Award Date and be subject to similar sustained performance in 2012 in order for the 2011 Cash Awards to continue to vest.

Employment Required on Vesting Dates:	A Participant must be currently employed by the Company (or one of its subsidiaries) on a Vesting Date to receive an RSU Award or a Cash Award that vests on such Vesting Date.

Forfeiture upon Termination:	Except as set forth below under “Voluntary Termination After ‘Rule of 65’ Retirement” and “Termination due to Death/Disability,” Participants forfeit unvested Awards if they voluntarily terminate employment with the Company or are terminated involuntarily by the Company for Cause. For purposes of the Plan, “Cause” means any of (1) failure to perform the Participant’s job responsibilities in good faith, (2) documented poor performance, (3) falsification of Company records, theft, failure to cooperate with an investigation, conviction of any crime against the Company, any of the Company’s subsidiaries or any of their employees, or (4) a documented violation of the Company’s Code of Business Ethics.

Change in Control:	All unvested Cash Awards and RSU Awards become 100% vested in the event of a Change in Control as defined in the SAIP and as determined by the Committee.

Voluntary Termination After “Rule of 65” Retirement:	All unvested Cash Awards and RSU Awards become 100% vested if an employee voluntarily terminates employment after either of the following conditions has been met: (1) being at least 55 years old and having any combination of age plus years of service to the Company and its affiliates equal to at least 65 or (2) having reached the statutory retirement age as defined within the country of the employee’s residence or citizenship, as applicable. In addition, as stipulated in the SAIP, the Company may, in its discretion, impose special conditions on a retired employee regarding non-competition and non-solicitation of clients and employees in order for the retired employee to become vested in RSU Awards or Cash Awards.

Termination due to Death/Disability:	All unvested Cash Awards and RSU Awards become 100% vested when an employee terminates employment as a result of death or total disability, with distributions to be made reasonably promptly thereafter. In the case of a Participant’s death, distribution shall be made to his or her estate in accordance with applicable laws.

Other Involuntary Termination Events:	All unvested RSU Awards and Cash Awards continue to vest according to the provisions for Cash Awards and RSU Awards described in the Plan.

Transfer to a Different Position within the Company:	All unvested RSU Awards and Cash Awards continue to vest according to the provisions for Cash Awards and RSU Awards described in the Plan.

No Re-Allocation of Forfeited Awards:	Any awards forfeited are not available to re-distribute to current or future Participants. As with all forfeited equity compensation vehicles issued from the shareholder-approved share reserve balance, forfeited RSU Awards are re-allocated to the share reserve balance for the SAIP.

Recoupment of Awards Made Under the Plan:	To the extent legally required, or if the Committee determines that any fraud or intentional misconduct by one or more Participants caused the Company, directly or indirectly, to restate its financial statements, the Committee will take, in its sole discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. The Committee may require reimbursement of any compensation awarded to Participants under the GEC LTIP, as well as cancel unvested RSU or Cash Awards previously granted to such Participants in the amount by which such compensation exceeded any lower payment that would have been made based on the restated financial results. The recoupment period would encompass any compensation given under the GEC LTIP within 12 months of the filing of the financial restatement.

V. Relationship to Stock Ownership Program

For avoidance of any doubt, the following provisions reflect the terms of other Company programs in which GEC members participate as of the effective date of the Plan, in each case subject to future change in the discretion of the Committee.

Required Participation in Stock Ownership Program:	As International Directors, GEC members will continue to be automatically subject to the Company’s Stock Ownership Program (the “SOP”), including its stock ownership guidelines and the voluntary election to decrease or withdraw from SOP once ownership criteria are met. However, no GEC member will receive any additional Company contribution (“SOP Uplift”) that is made available to other SOP participants.

Mandatory GEC Stock Bonus:	In addition to being subject to the terms of SOP, and under the provisions of SAIP, members of the GEC shall receive a mandatory portion of any annual incentive compensation that would otherwise be paid in cash (“Cash Bonus”) in the form of restricted stock units (“RSU”) as a “Stock Bonus.”

Until modified by the Committee, the following Stock Bonuses will be awarded automatically, with the effect of ratably reducing the Cash Bonuses paid to GEC members:

	Chief Executive Officer:	Twenty five percent (25%) of the Cash Bonus to be paid as Stock Bonus;
	Chief Operating and Financial Officer:	Twenty percent (20%) of the Cash Bonus to be paid as Stock Bonus; and
	Other GEC Members:	Fifteen percent (15%) of the Cash Bonus to be paid as Stock Bonus.

Award Date used for Stock Bonus:	The Award Date for Stock Bonuses will be deemed to be the first trading day in January of each year, with the closing price of the Company’s common stock on that date used to determine the number of RSUs that a GEC Participant will receive as a Stock Bonus.

Terms of Award:	The Stock Bonus will be memorialized and subject to the general terms of the Company’s SAIP, with 50% of the RSU award to vest on the eighteen (18) month anniversary of the Award Date and the remaining 50% on the thirty (30) month anniversary. Other provisions that will apply to the Stock Bonus will follow the award terms as outlined in this document.

VI. Governance

Administration and Interpretation:	As the Plan is a Variable Compensation Plan contemplated by the Company’s SAIP, Awards under the Plan will be administered as performance based awards under the SAIP. The Plan shall be interpreted by the Committee and such interpretations shall be final.

The Plan will be administered by or under the discretion of the Committee. Subject to the provisions of the Company’s SAIP, the Committee in its discretion shall have the authority to approve eligibility to participate in the Plan and to establish the terms and conditions under which the awards become payable. In addition, the Committee shall have the authority to delegate such of its duties and authority under the Plan, including calculation of performance results.

Term of Plan:

The Plan will be effective for the five year performance period starting January 1, 2010 and ending December 31, 2014.

This Plan supersedes and replaces each previous GEC long term incentive plan.

It is anticipated (but not guaranteed) that a subsequent long-term incentive plan would be developed following the expiration of this Plan on December 31, 2014, and such a plan would reflect market competitive compensation practices and business forecasts at that time.

Amendments:	The Plan is intended to continue in its initial form and not be amended during its term, provided, however, the Committee reserves the right to amend the Plan in order to maintain its original objectives at any time during its term. In addition, the Committee may, at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or part. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant under any Award already then previously granted under the Plan.

Compliance:	The Plan is intended to comply with all applicable law, including Code Section 409A and related Treasury guidance and Regulations, and shall be operated and interpreted in accordance with this intention.